FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2004	CERAGON NETWORKS LTD. BY: /S/ Norman Kotler —————————————— Norman Kotler General Counsel and Corporate Secretary

Exhibit Description

Press Release: Ceragon Networks® to Dual-List on Tel Aviv Stock Exchange in Addition to Nasdaq Listing

CERAGON NETWORKS® TO DUAL-LIST ON TEL AVIV STOCK
EXCHANGE IN ADDITION TO NASDAQ LISTING

        TEL AVIV, Israel, September 7, 2004 – Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today announced that its shares will also be traded on the Tel Aviv Stock Exchange (TASE: CRNT), starting Sunday, September 12, 2004. Ceragon’s shares will be included in the Tel Aviv 100 and Tel-Tech indices. The dual listing follows a record quarter for Ceragon, in which revenues grew for the eleventh consecutive quarter reaching $13.0 million and the company achieved operating profitability for the first time.

        “We believe that listing our shares on the TASE in addition to NASDAQ will diversify and expand our shareholder base,” said Shraga Katz, President and CEO, Ceragon Networks Ltd. “We also expect that it will help increase the Company’s trading volume.”

        Ceragon will continue to be subject to all the applicable rules and regulations of the NASDAQ National Market and the U.S. Securities and Exchange Commission. Ceragon’s dual listing will take advantage of the TASE’s decision to exempt dual-listed companies from listing rules, maintenance regulations and additional reporting requirements.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com

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Ceragon Networks®, CeraView®, and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company Contact:	Investor Contact:
Eric Rosenberg Ceragon Networks Ltd. +972-3-766-8430 ericr@ceragon.com	Daphna Golden Ceragon Networks Ltd. +972-3-645-5513 ir@ceragon.com

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